UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2018

Commission File Number: 000-50975

China Finance Online Co. Limited
(Translation of registrant’s name into English)

HONG KONG
(Jurisdiction of incorporation or organization)

17th floor of Fuzhuo Plaza A No.28 Xuanwai Street, Xicheng District Beijing, China 100052
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

TABLE OF CONTENTS

SIGNATURE	1
EXHIBIT INDEX	2
EX-99.1 CHINA FINANCE ONLINE REPORTS THIRD QUARTER AND FIRST NINE MONTHS OF 2018 UNAUDITED FINANCIAL RESULTS

i

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited

Date: November 28, 2018	By:	/s/ Zhiwei Zhao
	Name:	Zhiwei Zhao
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	CHINA FINANCE ONLINE REPORTS THIRD QUARTER AND FIRST NINE MONTHS OF 2018 UNAUDITED FINANCIAL RESULTS

2